DRAFT - Subject to SEC comments

                   The Lincoln National Life Insurance Company
                   Lincoln National Variable Annuity Account C
                              Multi-Fund(R) Select

                         Supplement dated ________, 2007
                       to the Prospectus dated May 1, 2006


This Supplement contains information regarding an enhancement to your Multi-Fund(R) Select variable annuity. It is for informational purposes only and requires no action on your part unless you choose to take advantage of the enhancement offered herein. This Supplement provides for the following:


o i4LIFE(R) Advantage (hereinafter referred to as "i4LIFE");
o Guaranteed Income Benefit (hereinafter referred to as "GIB"); and
o Investment Requirements applicable to certain features of variable annuity contracts.


Note: When you elect i4LIFE with the GIB you will be subject to certain requirements for your subaccount investments. You may be limited in how much you can invest in certain subaccounts. Please see the section titled Investment Requirements in Section III of this Supplement for specific details.

In order to elect the i4LIFE benefit, you may need to surrender your existing base contract and apply for a new contract. The surrender charges and fees applicable to the new base contract will not be higher than such fees applicable to the base contract being surrendered. However, an additional charge will be incurred on the new base contract for i4LIFE; just as it would be for a contract that need not be surrendered to elect i4LIFE.

Enhanced interest rates will not be offered on the fixed account(s) of the new base contract.

Please contact your sales representative to determine if it is necessary to surrender your contract in order to elect i4LIFE.


i4LIFE is a payout option for your annuity that provides variable, regular monthly income payments for your life and a secondary life if applicable. These payouts begin and are made during an Access Period, when you have access to the Account Value. The Account Value is equal to the total of the dollar values of the all fixed and variable options contained in the contract in which you are invested. After the Access Period ends, the Lifetime Income
Period begins. During the Lifetime Income Period, monthly payments will be made for the rest of your life or any surviving joint life.
You elect i4LIFE when you are ready to begin receiving income payments. Information about i4LIFE is set forth in Section I of this Supplement.
 The amount of your regular initial income payment is based on the Account Value on the periodic income commencement date (the date the i4LIFE rider is effective) and other factors set forth in the Section I.

During the Access Period, the participant/owner of the contract has an Account Value, a death benefit, and can make withdrawals from the contract. During the Lifetime Income Period, the participant/owner cannot exercise any of the provisions described above, but continues to receive a stream of monthly payments from the contract.

The GIB provides a minimum payout floor for your regular income payments during both the Access Period and the Lifetime Income Period. The GIB is an integrated benefit on every contract electing the i4LIFE rider; it is not optional.
The calculation for the GIB is described in Section II of this Supplement.


Expense Table


The following table describes the fees and expenses that you will pay periodically during the time that you own the contract, and replaces this particular table in your prospectus. Refer to your prospectus for fees and expenses that apply when you purchase or surrender your contract or that apply to the underlying funds.


Annual Account Fee: $25*

*The Account Fee may be reduced or eliminated for any particular contract.

Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts:

         Mortality and expense risk charge:    1.002%
Loan Set-up Fee** (per loan): $35
Loan Interest: 7.0% annually of the amount held in the loan account

**If you participate in a tax deferred retirement plan that allows participant loans, a loan set-up fee will be charged where allowed by law.


i4LIFE Payout Phase:


         i4LIFE(R) Advantage with the GIB:

          o  Current Annual percentage charge                      0.48%
          o  Maximum annual percentage charge upon                 1.50%
             reset of 15-year Step-up Period

         During the Access Period, the annual percentage charge (0.48%) will be deducted monthly at the monthly rate of 0.04%. The monthly percentage charge is multiplied by the Account Value (as described in Section I.A.4 below), and then deducted from the subaccounts.

         During the Lifetime Income Period, the i4LIFE charge will be computed daily based on the net asset value in the subaccounts and added to the mortality and expense risk charge.

         See Section II -- GIB for a discussion of the step-up period.


Section I.   i4LIFE
i4LIFE is an optional annuity payout rider you may elect and is separate and distinct from other annuity payout options offered under your contract and described in your prospectus.



A. What is i4LIFE?
         1. Definition of i4LIFE. i4LIFE is a payout option that provides you with variable, regular monthly income payments for life. These payouts begin and are made during an Access Period, where you have access to the Account Value. After the Access Period ends, payouts continue for the rest of your life, during the Lifetime Income Period. i4LIFE is different from other annuity payout options provided by Lincoln because with i4LIFE, you have the ability to make additional withdrawals or surrender the contract during the Access Period. The initial regular monthly income payment is based on the Account Value on the periodic income commencement date. This date is no more than 14 days prior to the date you select to begin receiving the regular monthly income payments. (See
Section I.A.5 for the specific calculation of the initial regular income payment.) This option is available for participants in 401(k), 403(b) and most 457 plans ("tax-deferred retirement plans"). This option, when available in your state, is subject to a charge as described in the expense table above. (See
Section I.A.2 below for more information about the charges.)


i4LIFE may be elected at the time of application or at any time before an annuity payout option is elected by sending a written request to our Home Office. When you elect i4LIFE, you make certain choices about your regular income payments (see Sections I.A.5 and I.A.6 below). The annuitant, or secondary life, if applicable, may not be changed after i4LIFE is elected.

i4LIFE for tax-deferred retirement plans is only available if the annuitant is eligible to receive a payout pursuant to the terms and conditions of his or her plan at the time the option is elected. Additional limitations on issue ages and features may be necessary to comply with the Internal Revenue Code provisions for required minimum distributions.



If i4LIFE is selected, in addition to the Investment Requirements imposed by electing this option, the applicable transfer provisions among subaccounts and the fixed account during the Access Period will continue to be those specified in your prospectus (see The Contracts - Transfers on or Before the Annuity Commencement Date). During the Lifetime Income Period, the transfer provisions are those specified in your prospectus (or transfers after the Annuity Commencement Date). Once i4LIFE begins, any automatic withdrawal service will terminate (see The Contracts - Additional Services).
The i4LIFE death benefit is discussed in Section I.B. below.

        2. i4LIFE Charges. The annual rate of the i4LIFE charge is currently 0.48% of the Account Value. During the Access Period, an amount equal to the monthly i4LIFE charge multiplied by the Account Value will be deducted from the subaccounts on a monthly basis at a rate of 0.04%. The amount we deduct will increase or decrease as the Account Value increases or decreases, because the charge is based on the Account Value. The i4LIFE rider charge is in addition to the other charges applicable to your contract as set forth on the Expense Table. During the Lifetime Income Period, the i4LIFE charge will be computed daily of based on the net asset value in the subaccounts and added to the mortality and expense risk charge. If you purchase i4LIFE in the future, the annual percentage charge and maximum annual percentage charge will be the charges in effect at the time you elect i4LIFE.

Each time you elect to begin a new 15-year step-up period, the i4LIFE charge will be the current charge in effect at that time up to the maximum i4LIFE charge of 1.50%. If you do not elect a new 15-year step-up period, your charge will not change.

         3. Access Period. At the time you elect i4LIFE, you also select the Access Period, which begins on the periodic income commencement date. The Access Period is a defined period of time during which we pay variable, monthly regular income payments and provide a death benefit, and during which you may surrender the contract and make additional withdrawals from your Account Value. During the Access Period, the Account Value is available as a (minimum) death benefit, or for additional withdrawals or surrender of the contract. At the end of the Access Period, the remaining Account Value is used to determine the amount of monthly regular income payments for the rest of your life (and the Secondary Life if applicable) and you will no longer be able to make withdrawals or surrenders or receive a death benefit.


         We will establish the minimum (currently the greater of 15 years or to age 85) and maximum Access Periods at the time you elect i4LIFE .Generally, shorter Access Periods will produce a higher initial regular income payment than longer Access Periods. At any time during the Access Period, and subject to the rules in effect at that time, you may extend the Access Period by sending us notice. A request to extend the Access Period will be effective on the next periodic income commencement date anniversary. Currently, if you extend the Access Period, it must be extended at least 5 years.


          If you extend the Access Period, subsequent regular income payments and the GIB will be reduced accordingly. The GIB will be adjusted in proportion to the reduction in the new regular income payment. Extending the Access Period lowers the payment and GIB because it spreads the payment out over a longer period of time. For example, assume you have an Access Period of 25 years, a regular income payment of $433 a month and a GIB of $332 per month. If you extend your Access Period to 30 years, the regular income payment decreases to $428 per month (a reduction of 1.15%) and the GIB is also reduced by 1.15% for a payment of $328.

         We may reduce or terminate the Access Period for tax-deferred retirement plans in order to keep the regular income payments in compliance with IRC provisions for required minimum distributions. You may not shorten your Access Period.

         4. Account Value. The initial Account Value is equal to the total of the dollar value of the fixed and variable options contained in the contract in which you are invested on the periodic income commencement date. During the Access Period, the Account Value will be increased/decreased by any investment gains/losses including interest credited on the fixed account, and will be reduced by regular income payments made and any withdrawals taken. After the Access Period ends, the remaining Account Value will be applied to continue regular income payments for your life (and the secondary life, if applicable) and the Account Value will be reduced to zero.

         5. Regular income payments during the Access Period. i4LIFE provides for variable, periodic regular income payments for as long as an annuitant (or secondary life, if applicable) is living; and access to your Account Value during the Access Period. Such payments will not vary during the year unless there is a withdrawal. When you elect i4LIFE, you will have to choose the length of the Access Period. This choice will influence the amount of your regular income payments. Regular income payments will begin within 14 days of the periodic income commencement date. At this time, changes to the Access Period can only be made on periodic income commencement date anniversaries.


Regular income payments for tax-deferred retirement plans will be paid monthly, and are only recalculated once per year, at the beginning of each calendar year.
 An assumed investment return rate of 4% will be available. Regular income payments are not subject to any surrender charges or applicable interest adjustments. For information regarding income tax consequences of regular income payments, please refer to Federal Tax Matters in your prospectus.


The amount of the initial regular income payment is determined on the periodic income commencement date by dividing the Account Value by 1000 and multiplying the result by an annuity factor. In the absence of excess withdrawals this amount will remain constant throughout the calendar year. The annuity factor is based upon:


o The age and sex (unless unisex rates are required by law) of the annuitant and secondary life, if applicable;
o the length of the Access Period selected;
o the monthly regular income payments;
o the assumed investment return of 4%; and
o the Individual Annuity Mortality table specified in your contract.

The annuity factor used to determine the regular income payments reflects the fact that, during the Access Period, you have the ability to withdraw the entire Account Value and that a death benefit of the entire Account Value will be paid to your beneficiary upon your death. These benefits during the Access Period result in a slightly lower regular income payment, during both the Access
Period and the Lifetime Income Period, than would be payable if this access was not permitted and no lump-sum death benefit of the full Account Value was payable. The annuity factor also reflects the requirement that there be sufficient Account Value at the end of the Access Period to continue your regular income payments for the remainder of your life (and/or the secondary life if applicable), during the Lifetime Income Period, with no further access or death benefit.

Subsequent regular income payments during the Access Period are determined by dividing the Account Value, on the applicable valuation date (December 31st) by 1000 and multiplying this result by an annuity factor revised to reflect the declining length of the Access Period. The Account Value will vary with the performance of the subaccounts selected and the interest credited on the fixed account. You will receive the same payment each month throughout the year. The assumed investment return is the measuring point for subsequent regular income payments. If the actual net investment return (annualized) for the contract exceeds the assumed investment return, the regular income payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net investment return for the contract is less than the assumed investment return, the regular income payment will decrease. For example, if net investment return is 3% higher (annualized) than the assumed investment return, the regular income payment for the next year will increase by approximately 3%. Conversely, if actual net investment return is 3% lower than the assumed investment return, the regular income payment will decrease by approximately 3%.

Withdrawals made during the Access Period will also reduce the Account Value that is available for regular income payments, and subsequent regular income payments will be reduced in the same proportion that withdrawals reduce the Account Value. For example, a contract owner has an Account Value of $100,000 and an income payment of $400 per month. If the contract owner makes a withdrawal of $25,000 (resulting in a 25% reduction of Account Value), there would be a corresponding 25% reduction to the regular income payment. The regular income payment of $400 would be reduced to $300 [$400 - (25% x $400)]. See Section I.C. for more information on withdrawals.

For a joint life option, the secondary life must be the annuitant's spouse and must be the primary beneficiary. If either the annuitant or secondary life dies during the Access Period, the surviving life may elect to continue regular income payments. We may adjust the Access Period length to ensure the regular ' monthly income payments conform to the required minimum distribution requirements of Section 401(a)(9) of the IRC. Regular income payments will continue for the remainder of the Access Period and then, if there is a surviving life, for the Lifetime Income Period. As an alternative, upon the death of the annuitant, the secondary life may choose to take the death benefit, and the i4LIFE Rider will terminate. The Account Value less any Contingent Deferred Sales Charge) may be paid upon the death of the secondary life during the Access Period, if applicable. If there is no surviving life, then the regular income payments will cease and this Rider will terminate.

For a single life option, if the annuitant dies during the Access Period, a death benefit will be paid and the regular income payments will cease and this Rider will terminate.

         6. Regular income payments during the Lifetime Income Period. The Lifetime Income Period begins at the end of the Access Period if either the annuitant or secondary life is living. The frequency of regular income payments, the assumed investment return and the frequency of the recalculation do not change. The initial regular income payment during the Lifetime Income Period is determined by dividing the Account Value on the last valuation date of the Access Period by 1000 and multiplying the result by an annuity factor revised to reflect that the Access Period has ended. The annuity factor is based upon:

o the age and sex (unless unisex rates are required by law) of the annuitant and secondary life (if living);
o the monthly regular income payments;
o the assumed investment return of 4%; and
o the Individual Annuity Mortality table specified in your contract.



The impact of the length of the Access Period and any withdrawals made during the Access Period will continue to be reflected in the regular income payments during the Lifetime Income Period. To determine subsequent regular income payments, the contract is credited with a fixed number of annuity units equal to the initial regular income payment (during the Lifetime Income Period) divided by the annuity unit value (by subaccount). Your regular income payments are adjusted on an annual basis, and the total of the annual payment is transferred to Lincoln Life's general account in January to be paid out monthly. During the Lifetime Income Period monies deposited to the general account will receive the then current crediting rate. Your payment(s) will not be affected by market performance during that year. Your regular income payment(s) for the following year will be recalculated at the beginning of the following year based on the current value of the annuity units.


Regular income payments will continue for as long as the annuitant or secondary life, if applicable, is living, and will continue to be adjusted for investment performance of the subaccounts your annuity units are invested in (and the fixed account if applicable). Regular income payments vary with investment performance. During the lifetime income period, there is no longer an Account Value; therefore, no withdrawals are available and no death benefit is payable.


B. i4LIFE Death Benefit


         i4LIFE Guarantee of Principal Death Benefit. The i4LIFE Guarantee of Principal death benefit is available for qualified contracts during the Access Period and will be equal to the greater of:
o the Account Value as of the valuation date we approve the payment of the claim; or
o the sum of all purchase payments, less the sum of regular income payments and other additional withdrawals (including withdrawals to provide the GIBs described in Section II).


References to purchase payments and withdrawals include purchase payments and withdrawals made prior to the election of i4LIFE if your contract was in force prior to that election. Regular income payments are deducted from the death benefit before any additional withdrawals when determining the death benefit.


The following example demonstrates the impact of a withdrawal on your death benefit:
|X|      Total Purchase Payments                              $200,000
|X|      Total i4LIFE  Regular Income payments                 $25,000
|X|      Additional Withdrawal                                 $15,000
     Death Benefit Value after i4LIFE withdrawal = $200,000 - $25,000 = $175,000 Death Benefit value after additional withdrawal = $175,000 - $15,000 = $160,000


General Death Benefit Provisions. Following the Access Period, there is no death benefit.

During the Access Period, if the single life option has been elected, then upon the death of the annuitant, the regular income payments will cease and this Rider will terminate If the joint life option has been elected, then upon the death of the annuitant, the secondary life, if still surviving, as spouse and primary beneficiary, may terminate the contract and this Rider and receive full payment of the death benefit or elect to continue the contract and this Rider and receive regular income payments for his/her lifetime. Upon the death of the secondary life, the annuitant if still surviving, may continue to receive regular income payments for the remainder of the Access Period and for the lifetime income period or may elect to terminate this Rider. If neither the annuitant nor the secondary life is still surviving, the regular income payments will cease and this Rider will terminate. The value of the death benefit will be determined as of the valuation date we approve the payment of the claim. Approval of payment will occur upon our receipt of all the following:

1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us; and
2. written authorization for payment; and
3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of death benefits provided under this contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death benefits may be taxable. See Federal tax matters in the prospectus.

Upon notification to Lincoln Life of the death, regular income payments may be suspended until the death claim is approved. If this Rider is continued, upon approval of the death claim the excess, if any, of the death benefit over the Account Value will be credited into the contract at that time and a lump sum payment for the value of any suspended payments, as of the date the death claim is approved, will be made and the regular income payments will restart. Otherwise, this rider terminates.

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of death benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

C.   General i4LIFE Provisions
         1. Withdrawals. You may request a withdrawal at any time prior to or during the Access Period. We reduce the Account Value by the amount of the withdrawal, and all subsequent regular income payments will be reduced in the same proportion as the withdrawal reduces the Account Value. Withdrawals may have tax consequences. Withdrawals are subject to any applicable surrender charges except when amounts may be withdrawn free of surrender charges. The interest adjustment may apply.

The following example demonstrates the impact of a withdrawal on the regular income payments and the GIB Payments:



|X|      i4LIFE Regular Income Payment before Withdrawal          $1,200
|X|      GIB before Withdrawal                                      $750
|X|      Account Value at time of Additional Withdrawal         $150,000
|X|      Additional Withdrawal                                   $15,000
                                                          (a 10% withdrawal)
     Reduction in i4LIFE Regular Income payment for Withdrawal = $1,200 x 10% =
         $120 i4LIFE Regular Income payment after Withdrawal = $1,200 - $120 = $1,080
     Reduction in GIB for Withdrawal = $750 x 10% = $75 GIB after Withdrawal =
         $750 - $75 = $675

2. Surrender. At any time prior to or during the Access Period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further regular income payments will be made. Withdrawals are subject to any applicable surrender charges except when amounts may be withdrawn free of surrender charges.


3. Termination. You may terminate i4LIFE prior to the end of the Access
Period by notifying us in writing. The termination will be effective on the next valuation date after we receive the notice and your contract will return to the accumulation phase. Upon termination, we will stop assessing the charge for i4LIFE and assess the mortality and expense risk charge and administrative charge associated with the contract without this feature. Your contract value upon termination will be equal to the Account Value on the valuation date we terminate i4LIFE.

4. Availability. The availability of i4LIFE will depend upon your state's approval of the i4LIFE(R) Advantage contract rider. Please check with your registered representative for availability.



Section II.   Guaranteed Income Benefit (GIB)


The GIB ensures that your regular income payments will never be less than a minimum amount, adjusted for withdrawals, regardless of the actual investment performance of your contract. The Guaranteed Income Benefit GIB is in effect during both the access period and the lifetime income period.

The GIB is initially equal to 75% of the initial regular income payment.
If the amount of your i4LIFE regular income payment (which is based on your i4LIFE Account Value) has fallen below the GIB, because of poor investment results, a payment equal to the GIB is the minimum payment you will receive.
If the GIB is paid, it will be paid with the same frequency as your regular income payment. If your regular income payment is less than the GIB, we will reduce the Account Value by the regular income payment plus an additional amount equal to the difference between your regular income payment and the GIB. This additional amount will be withdrawn from the variable subaccounts and the fixed account on a pro-rata basis according to your investment allocations. If your Account Value reaches zero as a result of the payment of the GIB, your Access Period will end and your Lifetime Income Period will begin. Additional amounts withdrawn from the Account Value to provide the GIB may terminate your Access Period earlier than originally scheduled, and will reduce your death benefit. See Section I.B. regarding the i4LIFE death benefits. After the Access Period ends, we will continue to pay the GIB for as long as the annuitant, or secondary life, if applicable, is living.

The GIB has an automatic step-up feature that works as follows: During the 15-year step-up period, the GIB will automatically step-up every three years to 75% of the current regular income payment, if that result is greater than the immediately prior GIB. The 15-year period will run from the periodic income commencement date, or the date of the most recent reset of the 15-year step-up period. Each 3-year step-up occurs on the valuation date of the first regular income payment in the first calendar year of each 3-year period. At the end of a 15-year step-up period, the contractowner may continue with the current
GIB amount at the current fee with no further step-ups or elect a new 15-year step-up period by submitting a written request to the Home Office and be subject to a fee increase. A new step-up period may be elected during both the Access and Lifetime periods but they must be consecutive. If you prefer, when you start the GIB, you can request that Lincoln administer the election of a new 15-year step-up period for you. After Lincoln administers this election, you have 30 days to notify us if you wish to reverse the election. If a new 15-year step-up period is elected, the i4LIFE charge may increase subject to the guaranteed maximum annual percentage charge of 1.50%.

The GIB is reduced by withdrawals (other than regular income payments or GIB payments) in the same proportion that the withdrawals reduce the Account Value. Refer to the Example in Section I C.1 to see the impact of a withdrawal on the regular income payments and the GIB.

If you choose to lengthen your Access Period, (which must be increased by a minimum of 5 years) thereby reducing your regular income payment, your GIB will also be reduced. The GIB will be reduced in proportion to the reduction in the regular income payment. You may not shorten your Access Period.


Section III.   Investment Requirements

The following discussion outlines requirements that are applicable for certain features of your variable annuity contract.


Contractowners who have elected i4LIFE with the GIB will be subject to the following requirements on variable subaccount investments. If you do not elect this benefit, the investment requirements will not apply to your contract. We do not intend to enforce the Investment Requirements at this time. We will notify you at least 30 days in advance of when the Investment Requirements will be enforced. Our decision to enforce these requirements will be based on our review of the subaccount investments of the contractowners who have this rider and market conditions.


No more than 35% of your contract value (includes Account Value if i4LIFE is in effect) can be invested in the following subaccounts ("Limited Subaccounts"):

o AllianceBernstein Global Technology Portfolio
o American Funds Global GrowthFund
o American Funds International Fund
o Baron Capital Asset Fund
o Delaware VIP REIT Series
o Delaware VIP Small Cap Value Series
o Delaware VIP Trend Series
o DWS Small Cap Index VIP
o Lincoln VIP Aggressive Growth Fund
o Lincoln VIP International Fund
o Neuberger AMT Mid-Cap Growth Portfolio

All other variable subaccounts will be referred to as "Non-Limited Subaccounts".

You can select the percentages of contract value, if any, allocated to the Limited Subaccounts, but the cumulative total investment in all the Limited Subaccounts cannot exceed 35% of the total contract value. On each quarterly anniversary of the effective date of i4LIFE, if the contract value in the Limited Subaccounts exceeds 35%, Lincoln will rebalance your contract value so that the contract value in the Limited Subaccounts is 30%.

If rebalancing is required, the contract value in excess of 30% will be removed from the Limited Subaccounts on a pro rata basis and invested in the remaining Non-Limited Subaccounts on a pro rata basis according to the contract value percentages in the Non-Limited Subaccounts at the time of the reallocation. If there is no contract value in the Non-Limited Subaccounts at that time, all contract value removed from the Limited Subaccounts will be placed in the Lincoln VIP Money Market Fund subaccount.

We may move subaccounts on or off the Limited Subaccount list, change the percentages of contract value allowed in the Limited Subaccounts or change the frequency of the contract value rebalancing, at any time, in our sole discretion, but we will not make changes more than once per calendar year.
You will be notified at least 30 days prior to the date of any change. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under these Riders. Our decision to make a modification will be based on several factors including the general market conditions and the style and investment objectives of the subaccount investments.

At the time you receive notice of a change or when you are notified that we will begin enforcing the Investment Requirements, you may:
1) drop the applicable rider immediately, without waiting for a termination event if you do not wish to be subject to these Investment Requirements;
2) submit your own reallocation instructions for the contract value in excess of of 35% in the Limited Subaccounts; or
3) take no action and be subject to the quarterly rebalancing as described above.

               Please retain this supplement for future reference.